Offering Statement for
Above: Space Development Corporation
(the "Company" and f/k/a "Orbital Assembly Corporation")

The Company's Regulation CF offerings are being conducted through Silicon Prairie Online LLC ("Silicon Prairie"). Silicon Prairie is a FINRA/SEC registered funding-portal and is not a registered broker-dealer. Silicon Prairie does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Silicon Prairie has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Silicon Prairie or nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

For inquiries related to Regulation CF securities activity, contact the Company:

Tim Alatorre: talatorre@orbitalassembly.com

Silicon Prairie does not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Above: Space Development Corporation

   4100 Market Street SW
   Suite 100
   Huntsville, AL 35808

Eligibility

1. **The following are true for Above: Space Development Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the Delaware.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

2. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

3. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Name
Timothy Alatorre

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date End Date Company	Position / Title
04/01/2012 Present Domum	Principal Architect
06/01/2018 08/01/2021 City of Rocklin	Chairman of Planning Commissioner
01/01/2011 08/01/2021 State of California	Subject Matter Expert
09/01/2019 08/31/2022 Orbital Assembly Corporation	COO, CFO and Chair of Board
09/01/2022 Present Above: Space Development Corporation	COO, CFO and Chair of Board

Short bio: Tim Alatorre NCARB, a co-founder of Orbital Assembly, brings more than 25 years of experience in business management, engineering, habitat design, and programming to his roles as chief operating officer and chair of the board. Alatorre was previously CEO of Domum, an internationally recognized architecture firm based in California. There, he increased revenue by 240% and grew the startup firm to a multinational organization overseeing more than $320 million in construction projects annually. He has supervised the design and construction of more than 600 structures and more than $1.5 billion in construction projects. Alatorre served as a planning commissioner and member of a municipal Architectural Review Committee for the city of Rocklin, CA, for several years, and worked as a consulting subject matter expert for the state of California for more than a decade. Alatorre earned a Bachelor of Architecture degree from California Polytechnic State University in San Luis Obispo. LinkedIn: https://www.linkedin.com/in/timalatorre/

Name
Thomas R. Spilker

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date End Date Company	Position / Title
01/01/2019 Present NASA	Steering Committee Technology Expert
01/01/2019 05/31/2020 NASA	Core study team member
01/01/2017 Present NASA / Jet Propulsion Laboratory	Consultant
08/21/2019 08/31/2022 Orbital Assembly Corporation	CTO and VP of Engineering
09/01/2022 Present Above: Space Development Corporation	CTO and VP of Engineering

Short bio: Dr. Tom Spilker, a co-founder of Orbital Assembly , leads Orbital Assembly's space systems development for several projects, including the near-term Gravity Ring and the

Voyager Space Station. Prior to joining Orbital Assembly, Dr. Spilker consulted on space flight mission architectures and proposals and planetary and solar system science investigations, and provided high-level feasibility assessments and spacecraft system engineering for scientific space flight missions. He served as both a scientist and engineer at NASA's Jet Propulsion Laboratory for more than 20 years, including 10 years as a Principal Space Flight Mission Architect. He worked on NASA's Voyager, Cassini, and Genesis missions, and was a co-Investigator for the microwave instrument on the European Space Agency's Rosetta mission. Dr. Spilker earned an M.S.E.E and Ph.D.E.E. from Stanford University and a Bachelor of Science degree, summa cum laude, in Geophysics and Computer Science from Kansas State University. LinkedIn: https://www.linkedin.com/in/tom-spilker-677a3310/

Name
Jeffery Greenblatt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2017	06/01/2021	Spacexchange LLC	Co-Founder & Chief Scientist
06/01/2016	Present	Emerging Futures	CEO
08/21/2019	08/31/2022	Orbital Assembly Corporation	VP of Science and Research
09/01/2022	Present	Above: Space Development Corporation	VP of Science and Research

Short bio: As a founding member of Orbital Assembly, Jeffery Greenblatt plays many roles, including project management, technical analysis, research, cost estimation, market assessment, and fundraising. He currently leads the Pioneer-class Structural Truss Assembly Robot (PSTAR)/Gravity Ring project. A well-known expert in energy analysis, climate policy and sustainable transportation, he began expanding his focus to emerging space technologies in 2014, and founded Emerging Futures, LLC, an environmental and space consultancy, in 2016. Prior to that, he served as a staff scientist at Lawrence Berkeley National Laboratory for more than eight years. He has worked in climate and energy research capacities at Google, Environmental Defense Fund, Princeton University and the NASA Ames Research Center. Greenblatt has a Ph.D. in Chemistry from the University of California, Berkeley, and a Bachelor of Science degree in Physics and Chemistry from Haverford College. LinkedIn: https://www.linkedin.com/in/jefferygreenblatt/

Name
Rhonda Stevenson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	03/01/2021	Kepler Space Institute	Director of PR
12/01/2013	Present	Blue Elysium Enterprises	Founder & CEO
07/01/2021	08/31/2022	Orbital Assembly Corporation	CEO & President
09/01/2022	Present	Above: Space Development Corporation	CEO & President
12/01/2013	Present	Space Mining and Resources Coalition	CEO
07/01/2015	Present	Tau Zero Foundation	CEO

Short Bio: As president and chief executive officer, Rhonda Stevenson is leading the team at Orbital Assembly to drive sustainable commercial innovation in the space habitation and construction industry. Stevenson joined Orbital Assembly in 2021, after serving as a member of the executive advisory board. She has more than 20 years of business leadership and entrepreneurial experience in the aerospace sector, startups, and franchises, and instills a passion for building successful relationships within the space industry. Stevenson also heads the non-profit organization ─ Tau Zero Foundation ─ dedicated to pioneering advancements toward interstellar flight, focusing on the intermediate steps of advanced propulsion and energy storage for on orbit capabilities and beyond. She is the creator and host of the "Space Matters" show, a syndicated weekly digest of space industry activities and relevant conversations. In 2013, Stevenson founded Blue Elysium Enterprises, which provided strategic executive consulting to technology companies. Earlier in her career, she was chief marketing and promotions officer at Deep Space Industries, and founder of Space Mining and Resources Coalition. LinkedIn: https://www.linkedin.com/in/rhonda-stevenson/

Name
Jeffrey Max

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date End Date Company	Position / Title
08/01/2019 03/31/2022 Agile Space Industries, Incl	CEO
03/01/2016 Present La Plata Capital Partners LLC	Managing Partner
08/30/2023 Present Corporation Board Member	Above: Space Development
09/01/2022 Present Ascent Solar Technologies, Inc.	CEO

Short Bio: Jeffrey Max is a seasoned technology CEO, investor and entrepreneur with more than three decades of experience in scaling technology organizations. In 2022 he was named CEO of Ascent Solar Technologies, Inc. From 2019 to 2022, Mr. Max was Chairman and CEO of Agile Space Industries, Inc., an in-space propulsion solutions provider, specializing in additively manufactured hypergolic chemical systems. During Mr. Max's tenure, Agile expanded into design and manufacturing, securing contracts to supply thrusters for multiple NASA lunar lander missions. Under Mr. Max's leadership, Agile grew from a team of 6 to over 60, and acquired Tronix3D, a contract based additive manufacturer specializing in 3D printing of exotic metal alloys. Since 2018, Mr. Max has been Senior Advisor at The Liiv Group, an investment firm headquartered in New York City with portfolio companies providing media production, marketing and advertising services. Since 2016, Mr. Max has been Managing Partner of La Plata Capital Partners LLC, a privately owned investment company. From 2016 to 2019, Mr. Max was CEO of Rezolve, Inc., a mobile commerce and mobile engagement firm. From 2014 to 2016, he was President of Powa Technologies, Inc., a mobile commerce and e-commerce firm. From 2003 to 2014, Mr. Max was CEO of Venda, Inc., an enterprise-class ecommerce software-as-a-service company. LinkedIn: https://www.linkedin.com/in/jeffrey-max-060986/

Name
Robert Miyake

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date End Date Company **Position / Title**

01/01/2017 Present   Above Space Development Corporation   DFlight Systems Engineer

Senior Systems Engineer, Board Member

08/21/2019 08/31/2022 Orbital Assembly Corporation Senior Thermal Engineer, Board Member

Short bio: Robert Miyake has more than 60 years of experience as an engineer working in aerospace and space operations. He came out of retirement to join Orbital Assembly after more than 30 years at the Jet Propulsion Laboratory (JPL), where he was lead thermal systems and systems engineer, working on design, test and flight operations of spacecraft and flight instruments. While there, he worked on NASA missions including, SeaSat, Topex MGS, IAE, WF/PC, and other flight instruments. Prior to joining JPL in 1978, he worked at Lockheed Missile and Space Company on commercial and military aircraft. He started his career at Boeing Airplane Company in 1961, where he worked on many projects, including the 727 aircraft. Miyake completed graduate studies in mathematics, bioengineering, system engineering and computer science, and received a Bachelor of Science degree in Mechanical Engineering with a thermal/fluids and nuclear emphasis at San Jose State College.

Name
Eric Ward

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date End Date Company **Position / Title**

06/01/2019 Present   Berkelyn   Technical Advisor

Mechanical Design Lead and Industrial

01/01/2011 Present   Portland State Aerospace SocietyMentor

11/01/2016 09/01/2020 Aten Engineering Inc   Co-Founder, CEO

06/01/2016 09/01/2020 Odyne Space   Co-Founder, CEO

09/01/2022 Present   Above: Space Development
                     Corporation

09/01/2020 08/31/2022 Orbital Assembly Corporation VP of Engineering Design

Short Bio: Eric Ward is an experienced systems engineer and entrepreneur who sees growing the private space industry as the next step to progressing humanity's future by venturing beyond the planet. He has published multiple papers and presentations on system architecture and the space industry, and co-founded and operated several space industry startups. Ward received a Master of Systems Design and Management degree from Massachusetts Institute of Technology and a Bachelor of Science degree in Mechanical Engineering from Oregon State University. His Erdős number, which is derived from co-authoring mathematical papers, is 4. LinkedIn: https://www.linkedin.com/in/warderic/

Principal Security Holders

4.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

5. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Above: Space Development Corporation (ABOVE), f/k/a Orbital Assembly Corporation, was formed to develop and operate the first profitable space-based business park with gravity a decade ahead of its competitors. Through partnerships with space flight heritage commercial-off-the-shelf (COTS) providers, a competitive market of launch providers, and our innovative patent pending trade secrets Through ABOVE's wholly owned subsidiary, Above: Orbital Inc. DBA Orbital Assembly, they build versatile automated and habitable platforms, scaling to hybrid gravity space stations.

Demand for space access is bottlenecked by the finite source for manufacturing, prototyping, and R&D of consumables, and leasable space serving data storage and communication systems-the International Space Station (ISS). Availability for the ISS exceeds 4 years. Access scarcity is increasing due to selection processes, and extended timelines of the ever-increasing need for on-orbit access. China's free flyer, the Tiangong, is the only other current platform solution for escalating demand from commercial industry, government interests, and research institutions and does not support most mission models. The four-year-plus wait times, limited area for on-station activities, low cadence options, and lack of automated systems all speak for a critical demand for versatile and rapidly accessible space platform solutions today. On-orbit commercial enterprises are projected by Bank of America to host a TAM of over $1.4 Trillion by 2030. This immediate need for multiple platform access from the large and growing population of commercial, government, and R&D customers seeking on-demand access with frequent cadence clearly states that there isn't enough space in Space.

Orbital Assembly brings rapidly deliverable profitable solutions for this vast, unserved growing global market for versatile platforms that are modular, with feed-forward architecture, providing reverse compatibility with current operating systems. Leveraging proven space flight heritage COTS hardware mitigates risk factors and significantly reduces costs expediting time to market as soon as 30 months. Immediate uses for OA's platforms align with the OSAM and ISAM- on-orbit servicing, assembly, and manufacturing initiatives prioritized by the White House, enabling servicing of on-orbit assets, manufacturing of consumables including thin film, fiber optics, biomaterials, pharmaceuticals, and military applications, providing communications hubs, and tourism destinations, for an on-orbit and cislunar industrialized economy. Until now, no company has focused on providing multiple on-demand, commercially available, leasable spaces, scaling seamlessly to habitable stations with gravity for these revenue-ready customers.

The entire landscape of access to space is undergoing a dramatic revolution; Orbital Assembly exploits that to the fullest and sets us apart from our competition. The reduction of costs for launch, and of our rapidly deliverable platforms make possible profit-driven enterprises. The ISS and planned space stations have not achieved similar cost reductions as they are still produced on a one-off basis. The first platforms will set in motion economies of scale allowing for the delivery of multiple space platforms per year, not one per 10 years as under the current NASA model, allowing commercial use on a continuous basis, and for enormous cost savings similar to existing launch costs reductions. Lift services evolved from the historical government providers to a new class of agile commercial suppliers, pivoting launch business models to reusable vehicles. Current market projections fail to incorporate the disruption in launch costs. Now there is a competitive landscape of launch services that have reduced cost to orbit by up to 85% with further reductions anticipated.

Orbital Assembly brings customers a profitable environment for existing business growth with an end-to-end ecosystem of consortium partnerships for supply and distribution, and opportunities to perfect new technologies. Orbital Assembly creates a win-win economic model for the entire space industry, producing a revenue-ready model at launch with unprecedented profit capabilities, growing to a billion-dollar business park in as few as 18 mo. once deployed, allowing commercial access to profitable operating conditions, developing technologies not available on Earth through our rapid delivery of versatile automated and habitable space platforms with hybrid gravity. **Problem:** Humanity has successfully established occupancy in the realm of space, but we have not conquered it. After seventy years of advancing space development, we continue to be hindered by the lack of consistently accessible space platforms, and by the physiological effects of long term habitation in a solely microgravity environment.

NASA is not addressing the cost of access to space, leaving that to private enterprise, which has stepped up to that challenge successfully. But neither NASA nor the established aerospace industry has near-term plans to address the obvious bottleneck of demand for near-term, consistent access to space for both automated platforms and the critical need for habitable hybrid habitats that provide both artificial gravity for occupants and microgravity or reduced gravity for commercial activities, in facilities large enough for such activities across multiple profitable sectors.

Despite the commercial promise of the space environment, especially microgravity, to endow humanity with paradigm-shifting new products, to date no commercial entity has attempted significant production facilities in space. Why is that? For one, the same microgravity that enables those products, progressively and aggressively attacks, on multiple fronts, the physical health and productivity of the facility's onboard crew. Gravity has no effective substitute: seventy years of research and trials has not led to effective weightlessness countermeasures. Although previous and existing facilities in space provided enough workspace volume and time allocation for process research, those critical resources were in woefully inadequate supply for efficient, full-scale production facilities. Finally, the extremely high cost of transporting personnel and materials to orbit and back home has been, until now, a supreme disincentive. Launch costs made such operations uneconomic, and made sufficiently large facilities prohibitively expensive due to the greater material to be launched.

Solution: Our approach is focused on technological applicability, refined hybrid gravity habitat designs, and securing multiple negotiated partnerships with space legacy COTS hardware providers. This combined with our dedication to scientific rigor and strategic approach to architecture, provides the infrastructure for a complete end-to-end system for commercial enterprise. in highly profitable and meaningful ways on our fleet of automated platforms and habitable space stations in as soon as 30 months.

The future success of habitable space structures are defined by their ability to protect occupants and provide an abundant volume of space for productive congress. Orbital Assembly meets the critical need for partial artificial gravity environments and sustained habitation while providing the generous volume of a microgravity manufacturing and production workspace. Our comprehensive infrastructure of space platforms in Earth orbit are the perfect locations to mass produce materials of incredible strength, create materials to transmit information with minimal loss, grow enormous crystals for optics and communication, and to grow organs and other bio strata. Tenants on our stations will capitalize on the profitable opportunities our hybrid environments provide. Our rapid deployment and automated assembly systems make space available to everyone. The cost of launching payloads to orbit continues to drop significantly. The cost of launch to orbit on the space shuttle averaged over $60,000/ kg. Today it costs 95% less, at $1,800/ kg, and launch rates will continue to fall below $1,000 per kg by 2024. This will make it more cost effective to manufacture on orbit and provide more frequent cadence for payload delivery and down massing (return to Earth). This will allow for uninterrupted flow of productivity and capitalization of sustained occupancy of the orbital realm. SpaceX projects its Starship could reduce costs to below $100/kg.

In 2021, space tourism launched in a big way. Pioneering adventurers are spending as much as $25 million for a ticket to ride a rocket to the thin edge of space for a 10 minute flight. They lack an opportunity for a longer stay. Through partnerships with launch companies, Orbital Assembly provides new destinations in space that have the potential to accommodate a continuous and sustained stay with more comfortable conditions than a cramped capsule. Our hybrid gravity solution discreetly addresses some of the more stressful realities of human habitation in zero g, and the view is amazing.

Market: The global space economy is valued at over $340 billion and Bank of America forecasts that it will reach $1.4 trillion by 2030. The market for on orbit automated and habitable platforms, and variable gravity environments includes: construction and manufacturing encompassing research, production, testing and refining of procedures; and space tourism. The ISS is currently the only commercially available facility on orbit. Government contractors and defense interests are also part of the market, but the extent is undefined. This is a growing, high demand market exhibiting clear first mover advantages. The U.S. White House stated that the objectives for on orbit servicing, assembly and manufacturing are a national priority for on orbit space development.

The greatest barrier to entering the servicing, assembly, manufacturing, and tourism markets for on orbit activities continues to be costs for demonstrator missions to vet new hardware, human health risks from microgravity, and the vacuum of space. Until now, the single largest financial obstacle was the cost of launch and payload delivery. Processes requiring frequent launch cadence multiply these costs. The success of SpaceX, Rocket Labs, and other launch companies delivering payloads and people to orbit has democratized the space ecosystem, drastically reducing financial barriers by no less than 80% of costs pre 2017. The challenging environment of space has always brought risk. The continued presence of the ISS and the upgrades and modifications of that space station have paved the way to safer and more reliable systems for on-orbit activities.

Through decades of continuous operation the ISS has provided a leverageable test bed of proven, space flight, heritage COTS hardware. Orbital Assembly will take full advantage of this for very near term delivery of versatile, reverse compatible, modular hardware. Our feed-forward architecture will allow us to produce more "Space" in space, in orbit, in cislunar space, and beyond.

Our Competitive Advantages: The New Space gold rush is on, and everyone has their eyes skyward. Orbital Assembly has near-term, applicable, and marketable solutions for every sector of commercial and industrial market segments. We Provide Gravity™. It's that simple. Our hybrid habitats for space operations, scalable modular construction, build-to-suit accommodations, agility for near-term delivery for turnkey operations, and meeting the needs of real-time demands for large volume workspace, addresses every barrier currently suppressing a greater surge to capitalize on imminent commercial opportunities in space.

Our versatile platforms are backward compatible with existing on-orbit systems. Our numerous COTS partnerships provide very near-term hardware, servicing, and operation solutions with high TRL industry standards, lower costs, and expedited deliverability. Thereby overcoming industry perceptions and biases that forward movement in the space industry ecosystem takes decades and multiples of billions of dollars.

We enable early adopters to claim their first-mover advantage to capitalize on the new commercial frontier of space. Our customers seek to be on the first to market, on the leading edge of the space industrial frontier while benefiting from the significantly reduced costs and reduced time to deployment with proven legacy hardware. Our hybrid, gravity-capable stations that leverage the manufacturing advantages of microgravity are efficient to build and deliver in as soon as 42 months based on timely funding, fast-tracking motivated customers intent on maximizing their potential to be first in their markets for mass production and near-term profits. This starts with our automated platforms and our habitable Station In a Box™.

Our competitive advantages include: our innovative patent pending designs; partnerships with space flight heritage COTS legacy vendors; providing very near-term deliverables and significantly lower costs for delivery; automated, habitable, and hybrid gravity platform configurations; and implementation of hybrid gravity capable space stations. Our proprietary assembly processes deliver immediate turnkey commercial volume access with profitability (ROI) in as soon as 18 months with our Station In a Box™, and phased Gravity Ring™ modules for human logistics.

The Company currently has 6 employees.

Risk Factors

An investment in our securities involves a high degree of risk. These risk factors contain a discussion of the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed within. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

As of February, 2023, we have accumulated significant losses. We are unable to predict the extent of any future losses or when we will become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our common stock will likely experience significant decline.

We are an early stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We may encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing customer implementations and developing new solutions. Our current operating model may require changes in order for us to achieve profitability and scale our operations efficiently. For example, we may need to enhance our products and product delivery to allow us to efficiently and cost-effectively develop and implement new programs, make our products easy to implement, ensure our marketing strategy is designed to drive highly qualified leads cost-effectively and implement changes in our sales model to improve the predictability of our sales and reduce our sales cycle. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

Our failure to successfully execute our business plan, maintain and expand our operations, and invest in our business could require us to seek additional capital.

We may require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

• maintain or increase our product/service offerings;
• develop or introduce product enhancements;
• continue to expand our development, sales and marketing, and general and administrative organizations;
• acquire complementary technologies or businesses;
• expand our operations, in the United States or internationally;
• hire and retain management, administrative staff, the coaches who implement our educational programs or other employees; or
• respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken as a result of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed above include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

Competition in our industry could intensify, which could adversely affect our revenue, profitability and market share.

The market for our products and services is highly competitive. We compete with several companies. Many of these companies are better capitalized than our Corporation and their offerings may be substantially less expensive than the cost of our services.

Additionally, there are few barriers to entry in our industry. Some of our material is based on nonproprietary concepts and methods that may not be afforded significant protection under intellectual property laws. We anticipate new entrants into our industry providing products and services comparable to ours at reduced rates. Further, established companies with high brand recognition and extensive experience providing various educational products to the market may develop products and services that are competitive with ours. Such increased competition could adversely affect our market share and potential growth and hinder our ability to maintain pricing, which could adversely affect our revenue and profitability.

Experience and Expertise of our Founders.

Our success depends upon the continued service of the Founders, Tim Alatorre and Rhonda Stevenson. As a result, each of our Founders could terminate his relationship with us at any time while maintaining their entire ownership stake in the Common Stock. The loss of any of our Founders might significantly delay or prevent the achievement of our business objectives and could materially harm our business, financial condition and results of operations.

No assurances can be given that we will be able to successfully develop our current business products or any other new products or services.

Our business strategy outlines the use of the decades of experience we have accumulated to expand the services and products we offer. These services and products are in the development stage and involve new and untested technologies and business models. These technologies and business models may not be successful, which could result in the loss of any investment we make in developing them.

Product development involves a high degree of risk and uncertainty, and there can be no assurance that our potential products will be successfully developed, achieve their intended benefits, receive full market authorization, or be commercially successful. Moreover, as the COVID-19 pandemic persists and further information continues to develop, we are learning of increased risks and uncertainties in developing and commercializing new products and services in these unprecedented and evolving circumstances.

We cannot be certain that additional financing will be available on reasonable terms when needed, or at all, which could seriously harm our business.

We have incurred net losses and negative cash flow from operations in recent prior periods, and we may not achieve or maintain profitability in the future. As a result, we may need additional financing. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. Therefore, we may need to raise additional funds and we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

As we introduce any new and potentially promising product or service, or improve existing products or services with new features or components, companies possessing competing technologies, or other companies owning patents or other intellectual property rights, may be motivated to assert infringement claims in order to generate royalty revenues, delay or diminish potential sales, and challenge our right to market such products or services. Even if successful in defending against such claims, patent and other intellectual property related litigation is costly and time consuming. In addition, we may find it necessary to initiate litigation in order to protect our patent or other intellectual property rights, and even if the claims are well-founded and ultimately successful, such litigation is typically costly and time-consuming and may expose us to counterclaims, including claims for intellectual property infringement, antitrust, or other such claims. Third parties could also obtain patents or other intellectual property rights that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions, or could require us to seek licenses from third parties, and if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, importing, distributing, selling, or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors access to the same technologies. Under any of these circumstances, we may incur significant expenses.

Our ongoing success is dependent upon the continued availability of certain key employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our growth plans. The market for skilled employees is highly competitive, especially for employees in technical fields. While our compensation programs are intended to attract and retain the employees required for us to be successful, ultimately, we may not be able to retain the services of all of our key employees or a sufficient number to execute on our plans. In addition, we may not be able to continue to attract new employees as required.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks, and we believe our insurance coverage is consistent with general practices within our industry. However, the amount of our insurance coverage may not cover all claims or liabilities and we may be forced to bear substantial costs.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters. Although we insure our properties and maintain business interruption insurance, there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

Risks Related to this Offering, the Preferred Stock and our Common Stock (collectively, the "Shares")

Because we will have broad discretion and flexibility in how the net proceeds from this offering are used, we may use the net proceeds in ways in which you disagree.

We intend to use the net proceeds from the sale of shares of Preferred Stock for continuing development, operating expenses and working capital. We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

We can provide no assurances as to our future financial performance or the investment result of a purchase of our Common Stock.

Any projected results of operations involve significant risks and uncertainty, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of our Corporation and the return on our Preferred Stock and Common Stock depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our Preferred Stock and Common Stock.

Because there is no existing market for our Preferred Stock and Common Stock, the Pre-Money Valuation in which we complete the sale of Shares contemplated in this Offering may not be indicative of the market price of our Preferred Stock or Common Stock after the offering, which may decrease significantly.

There is currently no public market for our Preferred Stock or Common Stock, and an active trading market may not develop or be sustained after this offering or in the foreseeable future. The valuation under which this Offering is made may not be indicative of the market price for our Preferred Stock or Common Stock after the financing. If our shares become publicly traded, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market, and the lack of an active market might reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations.

Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

No Public Trading Market.

There is no public trading market whatsoever for the Shares. The Shares are not quoted in the over-the-counter markets or listed on any stock exchange. Therefore, outstanding Shares cannot be offered, sold, pledged or otherwise transferred except in privately arranged transactions and then only if the transaction complies with the terms of this Agreement and the Bylaws. The Corporation provides no assurance that an active trading market will develop in the future. If you purchase Shares in the Offering, you may not be able to resell them.

There can be no assurance that any form of merger, combination, or sale of the Corporation will take place, or that any merger, combination, or sale would provide liquidity for the Purchasers. Furthermore, the Corporation may be unable to register securities for resale by the Shareholders for legal, commercial, regulatory, market-related or other reasons. Purchasers could be unable to sell the Shares.

Risks Related to Governance and Ownership of the Corporation

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions or in connection with strategic transactions.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our preferred stock, Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell our preferred stock, Common Stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

The concentration of our Common Stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

Our founders who are also officers and members of the Corporation's board, beneficially own and are able to vote in the aggregate 29.4% of our outstanding Common Stock prior to this offering and will own and will be able to vote approximately 28.6% of our outstanding Common Stock after this offering. As such, our directors and executive officers, as stockholders, will have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of our Common Stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of our Common Stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our Common Stock may decline.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Above: Space Development Corporation ("Company") is offering up to 1,333,333 shares of Common Stock pursuant to Regulation CF, through Silicon Prairie Online LLC ("Silicon Prairie," and such transaction, the "Silicon Prairie CF Offering"). Silicon Prairie is a FINRA/SEC registered funding portal and not a registered broker-dealer. Silicon Prairie will receive cash compensation equal to 5% of the value of the first $1,000,000.00 of securities sold through the Silicon Prairie CF Offering, 4% of the second $1,000,000.00 of securities sold through the Silicon Prairie CF Offering, 3% of the securities sold thereafter up to $10,000,000,00 of securities sold through the Silicon Prairie CF Offering, and 1% on all sales thereafter through the Silicon Prairie CF Offering. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000, or 4,444 shares, and $3,000,000, or 1,333,333 shares, through the Silicon Prairie CF Offering. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event the Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

The deadline for the Silicon Prairie CF Offering will be May 26, 2023 at 11:59pm ET, which may be extended by the Company at the Company's discretion.

NetCapital Regulation CF Offerings – Issuance of Warrants

In addition, the Company plans to offer NetCapital Investor Warrants (as defined below) to purchase up to 5,728,400 shares of common stock exclusively to certain Company shareholders who invested in the Company's prior Regulation CF offerings: (i) at $0.25 per share in 2021; and (ii) at $0.42 per share in 2022 (collectively, the "NetCapital Investors" and such investments, the "NetCapital Transactions").

Therefore, investors in the Silicon Prairie CF Offering that have invested in one or both of the NetCapital Transactions, shall be issued one NetCapital Investor Warrant for each share purchased in this offering up to the dollar amount of their prior investment, which will be issued in two groups, depending on whether a NetCapital Investor purchased Common Stock at $0.25 per share ("$0.25 Warrants") or $0.42 per share ("$0.42 Warrants", together with the $0.25 Warrants, the "NetCapital Investor Warrants"). Each NetCapital Investor Warrant may be exercised into four (4) shares of the Company's common stock that was purchased by the NetCapital Investor in the NetCapital Transaction. The NetCapital Investor Warrants may be exercised at any time from the date of issuance up to and including January 1, 2025. The holders of the Warrants shall have no rights as a shareholder of the Company, including having no voting rights, until and unless the Warrants are exercised.

The NetCapital Investor Warrants shall only be made available to the NetCapital Investors and not to other investors participating in the Silicon Prairie CF Offering. Further terms of the NetCapital Investor Warrants are detailed on the Warrant, a form of which is attached hereto.

8. What is the purpose of this offering?

The funds from this raise are planned to be used to further develop the interior design of our first orbital habitation module through building a full-scale mock-up. The Company plans to work with the Human Factors team at Marshall Space Flight Center and costs are related to this joint effort. The Company has several competitors in the commercial space station market, we are also seeking funding to protect our intellectual property through trademark and patent application filings.

9. How does the issuer intend to use the proceeds of this offering?*

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$500	$120,000
Compensation for managers	$0	$181,000
IP Protection	$0	$200,000
Full scale module mock-up of habitation module	$0	$130,000
Mock-up assembly and testing staff	$0	$130,000
Lease for integration space	$0	$120,000

Flight hardware prototype	$0	$1,834,000
General Corporate / Administrative	$9,500	$285,000
Total Use of Proceeds	**$10,000**	**$3,000,000**

*Excludes proceeds received from the exercise of the NetCapital Investor Warrants.

If all NetCapital Investor Warrants are exercised, we will receive $1,861,384 in proceeds therefor and will use the proceeds for flight hardware prototype.

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement to purchase securities, both investors and Above: Space Development Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the investors will have access through the web portal to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Silicon Prairie, browsing to the Investor Dashboard, and clicking to cancel your investment commitment. Silicon Prairie will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $2.25 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights.

15. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of	Amount	Amount	Voting	Other
Common Stock	175,000,000	81,483,464	Yes	
Preferred Stock	75,000,000	0	(1)	

(1) As of the date hereof, the Company has not file a certificate of designation to designate the rights and preferences of the preferred stock.

Options, Warrants and Other Rights

As part of this offering, the Company will be issuing the NetCapital Investor Warrants for up to 5,728,400 shares of the Company's common stock.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our preferred stock, Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell our preferred stock, Common Stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Corporate Bylaws for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

No shareholder currently owns greater than 20% of the outstanding voting securities. However, the Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As a minority owner, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

   Creditor(s):   Thomas R. Spilker

Amount Outstanding:	$51,667
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Payment for back wages, payment due at the close of

the next funding round with sufficient funds to pay the balance due.

25. **What other exempt offerings has Above: Space Development Corporation conducted within the past three years?**

Date of Offering:	01/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$7,700
Use of Proceeds:	

Date of Offering:	02/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$41
Use of Proceeds:	

Date of Offering:	06/2021
Exemption: Section	Reg. CF (Crowdfunding, Title III of JOBS Act,
	4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$995,000
Use of Proceeds:	Compensation for managers, DSTAR Demonstration, Warehouse rental, DSTAR System components, PSTAR and Gravity Ring Engineering and Prototype, PSTAR and Gravity Ring Fabrication, Observer Drone Development, Observer Drone Fabrication.

Date of Offering:	12/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$158,348
Use of Proceeds:	SAFE notes converted into Common Stock.

Date of Offering:	12/2021
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$619,055

Exemption:	**Use of Proceeds:** Equity was distributed to contractors, advisors, and third parties as compensation.
Date of Offering:	06/2022
	Reg CF (Crowdfunding Title III of JOBS Act Section e)
Securities Offered:	Common Stock
Amount Sold:	$1,325,750
Use of Proceeds: DSTAR	Compensation for managers. Warehouse rental.
	System decommissioning, transport and storage. Pioneer station design, development and engineering.
Date of Offering:	12/2022
Exemption:	Reg CF (Crowdfunding Title III of JOBS Act Section e)
Securities Offered:	Common Stock
Amount Sold:	$124,681 as of 2/7/2023
Use of Proceeds:	Manager Compensation, IP Protection, full-scale mockup, general corporate and administrative purposes.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Above: Space Development Corporation ("the Company") was formed on June 16, 2022, under the laws of the State of Delaware, and is headquartered in Huntsville, AL. The Company formed a wholly owned subsidiary on June 16, 2022 known as Above: Orbital Inc. (the "Subsidiary"). On September 1, 2022, Orbital Assembly Corporation, a California corporation (the "Predecessor"), was merged with the Subsidiary, under the laws of the State of Delaware. The Company specializes in turn-key construction services in low earth and cislunar orbit. Additionally, the Company provides construction support services and tools to other private space companies and government space agencies. Included with the filing of this offering statement, are audited financial statements of the Predecessor and the Company. References to financial data is for the merged entities and takes into consideration the operations of the Predecessor, which was incorporated on August 21, 2019.

During 2022, the Company raised gross proceeds of $1,361,385 via a Reg CF campaign in exchange for 648,278 shares of common. During 2021, the Company was able to raise $995,000 via the issuance of common stock through Reg CF. During the same fiscal period, the company converted $158,348 of SAFE note contracts into common stock and distributed $619,055 worth of equity to contractors, advisors, and third parties as compensation. During the year ended December 31, 2021, the Company recorded a net loss of $1,368,394. The Company's primary operating expenses were employee wages of $446,956, professional fees and consulting of $423,565, marketing of $152,232, and engineering and development of $128,805.

In 2021 Rhonda Stevenson was selected by the Board of Directors to serve as CEO, she brings nearly ten years of space industry experience to the role and continues in this position at present.

During 2021, $158,000 of SAFE notes issued in 2020 were converted into common stock. The funds from this raise are planned to be used to further develop the interior design of our first orbital habitation module through building a full-scale mock-up. The Company plans to work with the various team at Marshall Space Flight Center and costs are related to this joint effort. The Company has several competitors in the commercial space station market, we are also seeking funding to protect our intellectual property through trademark and patent application filings.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Audit Report: [ ]

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly)

remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within

the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement,

orders the person to cease and desist from committing or causing a violation or future violation of:

1. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Above: Space Development Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following is a transcript of the Video found on the company's page: What do we have to do to make people thrive in space? not just survive but thrive. Let's go to space. We know long duration zero gravity is bad for you – it's not an ethical stance for us to continue finding out just how bad is bad without making some effort to make bad into good. As an engineer you know I look at this giant collection of problems, most of which are unsolved, I just go, "God, wouldn't it be easier just to put some spin on?" The idea of having a gravity vector gives a great assurance to your customers that what they design and test on the ground and then ship up there for the unique environments and stuff will work. The people working them will not have to worry as much about the physiological problems associated with a full-time microgravity environment. We have to build infrastructure. You need the places we can build factories, you need the places where we can do research and development. You got to have places for people to stay, you got to have places for people to work, you got to have places for people to live. It's just the next logical step. Oh absolutely i think the partial gravity to have an actor say here's your quarters on a spaceship, that's that has you know the centrifugal force they can go look out the window and it's really what's out the window, it's not turning around and it's again it's not a visual effect. You know in the many years I was at Ames we were always kind of disappointed that there was no artificial gravity that you could do large kinds of testing and samples. That's a really exciting opportunity now to have an even bigger, more robust, more realistic kind of a thing with your station. I think it's very exciting and I think with you guys not only is it a beautiful environment to begin with, but then also being able to say "All right, we want to intentionally be able to work within this to be able to bring retrofittable components" well we're actually going to go up and really going to see this really experience it. I think it'd be a whole new era of filmmaking; we could have scientists in an environment that would sustain them and you don't have to worry about the microgravity effects but also have access to a microgravity environment in the same type of vehicle. You know that's that would be really awesome, also manufacturing uh you know 3D printers like to have a little bit of gravity. We want to use your facilities and my hope is that there are other commercial companies doing manufacturing on your on your platform um that we can feed materials that we're manufacturing directly into so you know in that sense you have kind of an industrial park. I see what you're doing in the short term, the practical manifestation of large-scale space migration that you see, the bigger picture, we need that in order to do it right, to be able to bring up the modules that are tailored to specific market opportunities. Quickly will be another huge advantage our Orbital Assembly is trying to get to that mvp more quickly than anyone else, that's what excites me about Orbital Assembly is that the opportunity to refer to that market without the challenge of NASA– you guys were not afraid to go against the traditional way of doing things. There's so many possibilities whenever you have this type of asset in the location you guys are looking to put it.

The following documents are being submitted as Exhibits included as part of this offering:

Governance:
  Certificate of Incorporation: [ ]
  Corporate Bylaws: [ ]
Opportunity:
  Offering Page JPG: [ ]
  Pitch Deck: [ ]
  Draft Warrant   [ ]
Financials:
  Additional Information: [ ]

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at:

orbitalassembly.com The issuer must continue to comply with the ongoing

reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
  - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
  - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  - the issuer liquidates or dissolves its business in accordance with state law.